Supplemental Material for Financial Results for FY2012 (Unconsolidated)

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	FY2011					FY2012					FY2013
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	Forecast 12 months (’12/4-’13/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	781	831	744	648	3,004	411	824	878	1,006	3,119	3,400
Overseas Vehicle Production (thousands of units)	1,032	1,041	1,121	1,144	4,338	779	1,133	1,112	1,386	4,410	5,300
Domestic Vehicle Retail Sales (thousands of units)	373	431	282	321	1,407	179	346	355	533	1,413	1,550
Exports Vehicle Sales (thousands of units)	424	420	458	396	1,698	199	466	507	498	1,670	2,000
North America	159	163	159	119	600	65	163	168	187	583	730
Europe	74	69	85	101	329	43	86	118	86	333	390
Asia	38	38	59	47	182	24	52	60	54	190	250
Central and South America	20	22	22	17	81	9	23	25	26	83	90
Oceania	40	41	43	34	158	17	49	47	42	155	170
Africa	18	18	21	14	71	7	17	17	15	56	80
Middle East	73	68	68	63	272	33	75	71	87	266	290
Other	2	1	1	1	5	1	1	1	1	4	—
Net Revenues (billions of yen)	2,136.4	2,220.0	2,039.2	1,847.2	8,242.8	1,207.3	2,139.3	2,288.0	2,606.5	8,241.1	9,500.0
Domestic	804.6	932.9	670.3	651.4	3,059.2	433.8	790.6	902.9	1,118.5	3,245.8	—
Exports	1,331.7	1,287.2	1,368.8	1,195.8	5,183.5	773.4	1,348.7	1,385.1	1,488.1	4,995.3	—
Operating Income (billions of yen)	-63.8	-85.6	-134.1	-197.4	-480.9	-194.6	-127.7	-98.1	-19.4	-439.8	-70.0
(Operating Income Ratio) (%)	(-3.0)	(-3.9)	(-6.6)	(-10.7)	(-5.8)	(-16.1)	(-6.0)	(-4.3)	(-0.7)	(-5.3)	(-0.7)
Ordinary Income (billions of yen)	163.1	27.7	-77.4	-160.4	-47.0	-3.6	-72.0	15.8	82.8	23.0	440.0
(Ordinary Income Ratio) (%)	(7.6)	(1.2)	(-3.8)	(-8.7)	(-0.6)	(-0.3)	(-3.4)	(0.7)	(3.2)	(0.3)	(4.6)
Net Income (billions of yen)	180.3	20.7	-38.0	-110.3	52.7	50.6	-0.9	-80.1	66.2	35.8	360.0
(Net Income Ratio) (%)	(8.4)	(0.9)	(-1.9)	(-6.0)	(0.6)	(4.2)	(-0.0)	(-3.5)	(2.5)	(0.4)	(3.8)
R&D Expenses (billions of yen)	159.7	164.4	156.0	155.8	635.9	165.7	169.1	168.1	187.1	690.0	710.0
Depreciation Expenses (billions of yen)	51.9	55.9	56.4	58.2	222.4	45.6	48.5	50.4	54.1	198.6	180.0
Capital Expenditures (billions of yen)	15.2	30.0	23.4	63.9	132.5	27.0	24.5	31.4	56.1	139.0	190.0

Analysis of Unconsolidated Net Income for FY2012 (billions of yen, approximately)	4Q (2012/1-3)	12 months (’11/4-’12/3)
Marketing Efforts	140.0	110.0
Effects of Changes in Exchange Rates	-50.0	-260.0
Cost Reduction Efforts	50.0	130.0
From Engineering	45.0	120.0
From Manufacturing and Logistics	5.0	10.0
Decreases in Expenses, etc.	30.0	60.0
Other	8.0	1.1
(Changes in Operating Income)	178.0	41.1
Non-operating Income	65.2	28.9
Income Taxes, etc.	-66.7	-86.9
(Changes in Net Income)	176.5	-16.9

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; and (xiii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

Supplemental 4